SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 53300000859

MINUTES OF THE ONE HUNDRED SEVENTY-SIXTH SPECIAL SHAREHOLDERS MEETING, HELD ON JANUARY 31, 2020

1.  DATE, TIME AND PLACE: Held on January 31, 2020, at 2 pm, at the Company's headquarters, located at Setor Comercial Norte – SCN, Quadra 06, Conjunto A, Bloco A, 6º andar – Ed. Venâncio 3000, Asa Norte, Brasília, DF, 70716-900.

2. CALL: The call notice was published, pursuant to article 124 of Law 6.404/1976, of December 15, 1976, (“Brazilian Corporation Law”), in the Federal Official Gazette and in newspapers O Globo, Correio Braziliense and Valor Econômico, on 12.19.2019, 12.20.2019 and 12.23.2019.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions of item 2 above, the call notice and the Management Proposal were also published and disclosed on the Company's websites (www.eletrobras.com/ri/assembleiasacionistas) and that of the Securities and Exchange Commission - CVM (www.cvm.gov.br).

4. ATTENDANCE: The shareholders representing 937,271,052 total shares, corresponding to 86.22% (eighty-six point twenty-two percent) of the voting capital of the Company, considering those physically present or who were represented, under the terms of applicable legislation, according to the signatures on page 87 of Shareholders' Attendance Book No. 04, including that of Federal Government representative, Mr. LUIZ FREDERICO DE BESSA FLEURY, designated by PGFN Ordinance No. 128, of February 7, 2019, published in the Federal Official Gazette of 02.11.2019, and those who submitted a valid Absentee Ballot. Said quorum meets the minimum of 1/4 (one quarter) of the voting capital, as provided for in article 125 of Law 6.404/1976, to resolve on the items on the agenda. Also present, for clarification and support to the presiding officers were the representative of the Legal Superintendence, André de Avellar Torres, Investor Relations Superintendent, Paula Prado Rodrigues Couto, and  Eletrobras's Members of the Audit Committee EDUARDO COUTINHO GUERRA and GIULIANO BARBATO WOLF.

5. PRESIDING OFFICERS: Eletrobras Attorney, MARCOS DO NASCIMENTO PEREIRA, chaired the meeting, pursuant to article 17, § 8 of the Bylaws, replacing Eletrobras CEO, WILSON PINTO FERREIRA JR., in accordance with Eletrobras Executive Board Resolution No. 042/2020, of 01.27.2020, and MARCELLA FUCHS SALOMÃO was the secretary.

CLASSIFICATION: Public

6. AGENDA: To approve the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A. (hereinafter referred to as AmGT), corresponding to 489,068,809 common shares, by Eletrobras to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), for the amount of BRL 3,130,227,000.00 (three billion, one hundred and thirty million, two hundred and twenty-seven thousand reais), on the base date of December 31, 2018, to be updated and paid according to the terms and conditions set forth in the Datio in Solutum and Other Agreements Contract Draft (annex 09).

7. RESOLUTIONS: The Meeting commenced and, all attending shareholders dismissed the reading of documents and proposals and agreed that the minutes be drawn up in summary of the facts that occurred, including dissent and protests, only containing the transcript of the resolutions taken, as provided for in paragraph one of article 130 of Law 6.404/1976. After examining and discussing the matters on the agenda, in accordance with the terms of the call notice, the shareholders resolved as follows, pursuant to the attached voting chart:

7.1. By a majority vote, to approve the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A. (hereinafter AmGT), corresponding to 489,068,809 common shares, by Eletrobras to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), for the amount of BRL 3,130,227,000.00 (three billion, one hundred and thirty million, two hundred and twenty-seven thousand reais), on the base date of December 31, 2018, to be updated and paid according to the terms and conditions provided for in the Datio in Solutum and Other Agreements Contract Draft, annex 9 of the Management Proposal for the One Hundred Seventy-Sixth Special Shareholders Meeting, with 918,940,328 votes in favor of the Management's Proposal (98.04% of the total votes ), 11,523 (about 0% of total votes) against, and, 18,319,201 (1.95% of total votes) abstentions, blank and null votes.

8. CLOSING: There being nothing further to discuss, the Chair closed the meeting while these minutes were drawn in summary of the facts that occurred. The meeting was reopened, these minutes were read and, once approved, signed by those present.

Brasilia, January 31, 2020.

MARCOS DO NASCIMENTO PEREIRA

LUIZ FREDERICO DE BESSA FLEURY
Chairman	Representing the Federal Government

JULIANA CALIXTO PEREIRA

IAN DOS SANTOS OLIVEIRA MILHOMEN

Representing BNDES and BNDESPAR	Representing: BRADESCO/CITIBANK, N.A. - DEPOSITARY RECEIPT SERVICES

CLASSIFICATION: Public

DIANE FLÁVIA MAIA DE OLIVEIRA

Representing:

Amundi Funds; Arrowstreet International Equity Eafe Alpha Extension Cit; Banclass Fundo de Investimento em Ações; Best Investment Corporation; Fundo de Investimento de Ações Dinamica Energia; Hsbc Pooled Investment Fund - Hsbc Pooled Global Equity Fund; José Pais Rangel; Kopernik Global All-Cap Equity Fund (A Sub-Fund Hereby Repre; Phoenix Umbrella Fund - Phoenix Gbar Fund; Pinehurst Partners, L.P.; Stichting Pensioenfonds Pgb; and the New Zealand Guardian Trust Company Limited IN Its Capac.

DISTANCE VOTERS

Bonsucex Holding S.A.; Silvio Tini de Araujo, AB Cap Fund, Inc. - AB Emerging Markets Multi-Asset Port; AB Fcp II - Emerging Markets Value Portfolio; AB International Strategic Equities Harvesting Ser; AB International Strategic Equities Series; AB Sicav I - Emerging Markets Multi-Asset Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Parametric Eme Portfolio; Advanced Series Trust - Ast Prudential Flexible M-S P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Adviser Managed Trust - Tactical Offensive Equity Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Alliancebernstein Collective Investment Trust Series; Alliancebernstein Delaware Business Trust - A I All-C P S; Allianz GL Investors Gmbh ON Behalf of Allianzgi-Fonds Dspt; American Cent Strat Asset Alloc Inc Multi-Ass Inc Fund; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Heart Association, Inc.; American Honda Master Retirement Trust; Arizona Psprs Trust; Arrow. Cap. Ir. Ltd Faobo Arr. Gl. Eq. Ccf, Asfota Ccf; Arrowstreet (Canada) Acwi Minimum Volatility Alpha Extension; Arrowstreet (Canada) Global All-Country Alpha Ext Fund I; Arrowstreet (Canada) Global All-Country Fund I; Arrowstreet (Canada) Global World Alpha Extension Fund I; Arrowstreet Acwi EX US Alpha Estension Trust Fund; Arrowstreet Capital Global All Country Alpha Extension Fund; Arrowstreet Capital Global Equity Alpha Extension Fund L; Arrowstreet Global Equity Fund; Arrowstreet International Equity Acwi EX US Alpha Ext T Fund; Arrowstreet International Equity Acwi EX US Trust Fund; Arrowstreet US Group Trust; Ascension Alpha Fund, LLC; Axa Rosenberg Equity Alpha Trust; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Bernstein Del Bus Trust,Emerg.Mkts Ser.; Bernstein Fund, Inc. - International Strategic Equities Port; Blackrock A. M. S. AG ON B. of I. E. M. E. I. F. (Ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Funds; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust

CLASSIFICATION: Public

Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bridgewater Optimal Portfolio Ii, Ltd.; Bridgewater Optimal Portfolio Trading Company, Ltd; Bridgewater Optimal Portfolio@12% Trading Company,; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Brookdale Global Opportunity Fund; Brookdale International Partners, LP; BT Wholesale Multi-Manager International Share Fund; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; C.M.B.As T.Of T.Rj Reynolds Tob.C.D.B.M.Tr.; Cadence Global Equity Fund L.P.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Catholic Endowment Fund, LP; Catholic Investor International Equity Fund; Centurylink, Inc. Defined Contribution Plan Master Trust; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colonial First State Investment Fund 50; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Desjardins Emerging Markets Multifactor - Controlled Volatil; Deutsche X-Trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Dreyfus Opportunity Funds - Dreyfus Strategic Beta e M e F; Duke Power CO Employee Retirement Plan; Dunham International Stock Fund; Dws Latin America Equity Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Elements Emerging Markets Portfolio; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Fund; Emerging Markets Equity Fund S of M P F World Funds, LLC; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Opportunities LR Fund; European Central Bank; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund TR; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans: Fiam; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Investment Trust; Fidelity Emerging Markets Opportunities Institutio; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets

CLASSIFICATION: Public

Discover; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Fss Trustee Corporation; Ftse Rafi Emerging Index Non-Lendable Fund; Future Fund Board of Guardians; Gam Multistock; Gam Star Fund Plc; General Pension and Social Security Authority; Global Macro Capital Opportunities Portfolio; Gmam Group Pension Trust II; Gmam Group Pension Trust III; Gmam Investment Funds Trust; Gmo Global Equity Allocation Investment Fund; Goldman Sachs Trust Ii- Goldman Sachs Multi-Manager G e Fund; Government Employees Superannuation Board; Government of Singapore; Guidemark Emerging Markets Fund; HC Capital Trust the Emerging Markets Portfolio; Hpe Common Contractual Fund; Hsbc Emerging Markets Pooled Fund; Ibm 401 (K) Plus Plan; Illinois Municipal Retirement Fund; IN BK for Rec and Dev,As TR FT ST Ret Plan and Tr/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Emerging Markets Revenue ETF; Invesco Funds; Invesco Global Revenue ETF; Invesco Msci Emerging Markets Equal Country Weight ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco SP Emerging Markets Momentum ETF; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa Brazil Stock; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa e e F I M F; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother FD; Jeffrey LLC; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; K Investments SH Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kbi Dst Emerging Market Esg Fund; Kbi Global Investors (Na) Ltd Cit; Kbi Institutional Fund Icav; Kopernik Global All Cap Fund; Kopernik Global All-

CLASSIFICATION: Public

Cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Long-Term Opportunities Fund, LP; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lacm Global Equity Fund L.P.; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legato Capital Management Investments, LLC; Legg Mason Global Funds Plc; Leland Stanford Junior University; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie Multi-Factor Fund; Managed Pension Funds Limited; Mercer Oss Trust; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Blended Research Emerging Markets Equity Fund; Mfs Investment Funds - Blended Research Emerging; Mgi Funds Plc; Mineworkers Pension Scheme; Ministry of Economy and Finance; Missouri Education Pension Trust; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Msci Acwi Ex-U.S. Imi Index Fund B2; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; National Council for Social Security Fund; Nest Absolute Return Fundo de Investimento Multimercado; Neuberger Berman Investment Funds Plc; New Church Investment Fund; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; Nfs Limited; Ngs Super; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective All Country World Index (Acwi) Div; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Omers Administration Corporation; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Ontario Teachers Pension Plan Board; Optimix Wholesale Global Emerging Markets Share Trust; Oregon Public Employees Retirement System; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Pensioenfonds Werk EN (Re)Intergratie; People S Bank of China; Pgim Funds Public Limited Company; Pictet - Emerging Markets Index; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-Factor Emergin; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund LLC; Pool Reinsurance Company Limited; Powershares Ftse Rafi Emerging Markets Ucits ETF; Pramerica Sicav; Prudential Investment Portfolios 2 - Pgim Qma E. M. E. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Pension Agency; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP;

CLASSIFICATION: Public

Qsuper; Rare Emerging Markets Fund; Rbc Emerging Markets Dividend Fund; Rbc Emerging Markets Value Equity Fund; Rbc Funds (Lux) - Emerging Markets Multi-Strategy Equity Fun; Rbc Funds (Lux) - Emerging Markets Value Equity Fund; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Rockfeller Brothers Fund; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-Asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-Strategy Income F; Russell Investment Company Russell Tax-Managed International; Russell Investment Company Select International Equity Fund; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd.As T of the R M-A F e Fund; Russell Investments Yield Opportunities Pool; Russell TR Company Commingled E. B. F. T. R. L. D. I. S.; Sanford C.Bernstein Fund, Inc.; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Segall Bryant Hamill Emerging Markets Fund; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spaengler Iqam Invest Gmbh for Spaengler Iqam EQ Emer Mkts; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-Us ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets Fund; Squadra Texas LLC; Ssga Msci Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga Msci Brazil Index Non-Lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Russell Rafi Global Ex-U.S Index Non Len Common TR F; ST Str Msci Acwi EX Usa Imi Screened Non-Lending Comm TR FD; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Ind Public Empl Ret Fund; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of New Mexico State Inv. Council; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; Stiching Pensioenfonds Voor Huisartsen; Stichting Bedrijfspens Zorgverzekeraars; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Uwv; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Teacher Retirement System of Texas; Teachers Retirement System of the State of Illinois; the Bank of N. Y. M. (Int) Ltd as T. of I. E. M. E. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board Of.A.C.E.R.S.Los Angeles,California; the Bunting Emerging Equity TE Limited Liability Company; the Bunting Family Emerging Equity Limited Liability Company; the Commonwealth Fund; the Emerging M.S. of the Dfa I.T.Co.; the First Church of Christ Scient B Mass; the General Motors Canadian Hourly-Rate Employees Pension PL; the Government of His M the S and Y D-P of Brunei Darussalam; the Master T B

CLASSIFICATION: Public

J, Ltd as T of Daiwa Brazil Stock Open-Rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master Trust Bank of Jap, Ltd. as Tr. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as Tr. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Master Trust Boj, Ltd. Re: Russell Global Envir. Tec. FD; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Regents of the University of California; the State Teachers Retirement System of Ohio; the Texas Education Agency; the Tiff Keystone Fund, L.P.; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Tiff Multi-Asset Fund; Tj-Nonqualified, LLC; Tj-Qualified, LLC; Total International EX U.S. I Master Port of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Emerging e P M F; Utah State Retirement Systems; Utilico Emerging Markets Trust Plc; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Victorian Funds Man C A T F V e M T; Victorian Superannuation Fund; Victoryshares Usaa Msci E. M. Value M. ETF; Virginia Retirement System; Vkf Investments Ltd; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Voya Multi-Manager Emerging Markets Equity Fund; Washington State Investment Board; Wellington Trust Company N.A.; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Dividend Fund; Wisdomtree Emerging Markets Dividend Index ETF; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Global Equitiestrust N 6; Wsib Investments Public Equities Pooled Fund Trust; and Wssp International Equities Trust.

MARCELLA FUCHS SALOMÃO

Secretary

CLASSIFICATION: Public

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.